In connection with the Transaction,
PricewaterhouseCoopers LLP ("PWC" was unable to conclude that it continued to be independent with respect to the Trust as a result of this acquisition by the ultimate parent corporation, Brascan Corp. that is now
Brookfield Asset Management, Inc. PwC resigned as the Trust's Independent Registered Public
Accounting Firm, effective December 5, 2005.
The Audit Committee of the Trust then
submitted a recommendation to the Board of Directors to engage Briggs Bunting Dougherty,
LLP BBD as the Trust's Independent Registered
Public Accounting Firm for the fiscal year ended November 30, 2005. During the fiscal years ended November 30, 2004 and 2003 and through December 5, 2005, there were no disagreements between the Trust and PwC on accounting principles or practices, financial statement disclosure or audit scope, which, if not resolved to the satisfaction of PwC, would have caused them to make reference to the disagreement in their reports.

During the two most recent fiscal years and through December 5, 2005, the date the Board of Directors approved BBD as the Trust's auditor, the Trust did not consult BBD regarding either the 1 the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Trust's financial statements, or 2 any matter that was either the subject of disagreement or a reportable event , as such terms are defined in Item 304 of Regulation S-
K.

The Trust provided PwC with a copy of these disclosures and has requested PwC to furnish the Trust with a letter addressed to the Commission stating whether it agrees with the statements made by the Trust herein and, if not, detailing the particular statements with which it does not agree.